UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 2, 2026

PASSAGE BIO, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-39231	82-2729751
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

Address Not Applicable¹	ZIP Code Not Applicable
(Address of principal executive offices)	(Zip Code)

(267) 866-0311
(Registrant’s telephone number, including area code)

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	PASG	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

¹ We are a remote-only company. Accordingly, we do not maintain a headquarters. For purposes of compliance with applicable requirements of the Securities Act and Securities Exchange Act of 1934, as amended, any stockholder communication required to be sent to our principal executive offices may be directed to P.O. Box 7, Hopewell, New Jersey 08525.

Item 1.01.	Entry into a Material Definitive Agreement.

Amended and Restated Merger Agreement

As previously disclosed, on June 24, 2026, Passage Bio, Inc. (“Passage Bio” or the “Company”), Peregrine Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company (“Merger Sub”), and Remix Therapeutics, Inc., a Delaware corporation (“Remix”), entered into an Agreement and Plan of Merger (the “Original Merger Agreement”), pursuant to which, among other matters and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub would merge with and into Remix, with Remix continuing as a wholly owned subsidiary of the Company and the surviving corporation of the merger.

On September 2, 2026, the Company, Merger Sub, Peregrine Merger Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Merger Sub II”), and Remix entered into an Amended and Restated Agreement and Plan of Merger (the “Amended and Restated Merger Agreement”), which amends and restates the Original Merger Agreement in its entirety to, among other things, provide for the following:

•
Two-step merger structure. The transaction will be effected in two steps: (i) at the closing, Merger Sub will merge with and into Remix, with Remix continuing as the surviving corporation and a wholly owned subsidiary of the Company (the “First Merger”), and (ii) immediately following the First Merger and as part of the same overall transaction, the surviving corporation of the First Merger will merge with and into Merger Sub II, with Merger Sub II continuing as the surviving company and a wholly owned subsidiary of the Company (the “Second Merger” and, together with the First Merger, the “Mergers”). The parties intend that the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

•
Pre-funded warrants in the Concurrent Financing. The portion of the private placement to be consummated immediately prior to the effective time of the First Merger will be funded through the sale of shares of Remix common stock and/or pre-funded warrants to purchase shares of Remix common stock, which pre-funded warrants will be converted into warrants to purchase shares of Company Common Stock on the same terms and conditions, with the number of underlying shares and the exercise price per share determined in accordance with the Amended and Restated Merger Agreement.

The Amended and Restated Merger Agreement does not otherwise modify any economic terms of the Original Merger Agreement, including the aggregate equity value ascribed to each of Remix or the Company; the minimum proceeds required to be received in the Concurrent Financing; the matters to be submitted to the Company’s stockholders; the conditions to the closing of the Mergers; the expected composition of the board of directors of the combined company; the termination rights of the parties or the amount of the termination fees payable thereunder; or the December 24, 2026 outside date, in each case as previously disclosed.

The foregoing description of the Amended and Restated Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of the Amended and Restated Merger Agreement, which is filed as Exhibit 2.1 hereto and incorporated herein by reference.

The Amended and Restated Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about the Company, Remix or their respective affiliates or to modify or supplement any factual disclosures about the Company, Remix or their respective affiliates in public reports filed with the SEC. The Amended and Restated Merger Agreement includes representations, warranties and covenants of the Company and Remix that were made solely for the purposes of that agreement and as of specific dates, were solely for the benefit of the parties thereto, and which may be subject to important qualifications and limitations agreed to by the Company and Remix in connection with the negotiated terms thereof. Moreover, such representations and warranties may not be accurate or complete as of any specified date, have been modified or qualified by certain disclosures between the parties made in connection with the negotiation of the Amended and Restated Merger Agreement, which disclosures are not reflected in the Amended and Restated Merger Agreement itself, and may apply contractual standards of materiality in a way that is different from that which may be viewed as material by the Company’s stockholders, Remix’s stockholders or other security holders. In addition, the representations and warranties were made for purposes of allocating risk among the parties and were not intended, and should not be relied upon, as statements of fact. Information concerning the subject matter of the representations and warranties may change after the date of the Amended and Restated Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s or Remix’s public disclosures.

Amended and Restated Subscription Agreement

As previously disclosed, on June 24, 2026, Remix entered into a subscription agreement with certain accredited investors in connection with the Concurrent Financing (the “Original Subscription Agreement”). On September 2, 2026, Remix and such investors entered into an Amended and Restated Subscription Agreement (the “Subscription Agreement”), which amends and restates the Original Subscription Agreement in its entirety to permit each investor to purchase, in lieu of shares of Remix common stock, pre-funded warrants to purchase shares of Remix common stock, in each case at a purchase price of $1.3861 per share and $1.3860 per pre-funded warrant, for an aggregate subscription amount of approximately $70.0 million. The closing under the Subscription Agreement will occur immediately prior to the effective time of the First Merger and remains conditioned on the satisfaction or waiver of the conditions set forth in the Amended and Restated Merger Agreement and in the Subscription Agreement.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Subscription Agreement, which is filed as Exhibit 10.1 hereto and incorporated herein by reference.

Registration Rights Agreement

As previously disclosed, at the closing of the Mergers, Remix, the Company and the investors in the Concurrent Financing will enter into a registration rights agreement (the “Registration Rights Agreement”) providing for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of Company Common Stock issued in connection with the Concurrent Financing. The form of Registration Rights Agreement has been revised to extend the registration rights granted thereunder to shares of Company Common Stock issuable in respect of the pre-funded warrants issued in the Concurrent Financing. Pursuant to the Registration Rights Agreement, the combined company will prepare and file a resale registration statement with the SEC within 30 calendar days following the effective time of the Second Merger and will use its commercially reasonable efforts to cause such registration statement to become effective as promptly as practicable but not later than the 90th calendar day following such effective time (or, in the event of a “full review” by the SEC, the 120th calendar day following such effective time).

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which is filed as Exhibit 10.3 hereto and incorporated herein by reference.

Approval and Recommendation

The board of directors of the Company has (i) determined that the transactions contemplated by the Amended and Restated Merger Agreement are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable the Amended and Restated Merger Agreement and the transactions contemplated thereby, including the issuance of shares of Company Common Stock to the stockholders of Remix and the change of control of the Company, and (iii) determined to recommend that the Company’s stockholders vote to approve the issuance of Company Common Stock in the First Merger and the resulting change of control in accordance with Nasdaq Listing Rule 5635 and to adopt the amended and restated certificate of incorporation of the Company contemplated by the Amended and Restated Merger Agreement.

The board of directors of Remix has (i) determined that the transactions contemplated by the Amended and Restated Merger Agreement are fair to, advisable and in the best interests of Remix and its stockholders, (ii) approved and declared advisable the Amended and Restated Merger Agreement and the transactions contemplated thereby and (iii) determined to recommend that the stockholders of Remix adopt the Amended and Restated Merger Agreement.

Item 3.02.	Unregistered Sales of Equity Securities.

To the extent required by this Item, the information set forth in Item 1.01 is incorporated by reference into this Item 3.02.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Exhibit Description

2.1^	Amended and Restated Agreement and Plan of Merger, dated September 2, 2026, by and among Passage Bio, Inc., Peregrine Merger Sub, Inc., Peregrine Merger Sub LLC and Remix Therapeutics, Inc.
10.1	Form of Support Agreement by and between Passage Bio, Inc. and certain stockholders of Remix Therapeutics, Inc.
10.2	Form of Support Agreement by and between Remix Therapeutics, Inc. and certain stockholders of Passage Bio, Inc.
10.3	Form of Lock-Up Agreement.
10.4	Form of Amended and Restated Subscription Agreement among Remix Therapeutics, Inc. and the purchasers signatory thereto.
10.5	Form of Registration Rights Agreement among Remix Therapeutics, Inc., Passage Bio, Inc., and the purchasers signatory thereto.
10.6	Form of Contingent Value Rights Agreement.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

^ Registrant has omitted schedules and exhibits pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish supplementally a copy of the omitted schedules and exhibits to the SEC upon request.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction involving Passage Bio and Remix, including the conditions to, and timing of, closing of the proposed transaction, the Board of Directors and management of the combined company, the percentage ownership of the combined company (which is subject to adjustment based on the amount of Passage Bio’s net cash as of the closing of the proposed transaction), and the parties’ ability to consummate the proposed transaction and private placement financing, including the intended use of net proceeds from the private placement financing and the expected timing of closing and completion of the private placement financing, the expected issuance of the CVR and the contingent payments contemplated by the CVR, the combined company’s expected cash and the sufficiency of the combined company’s cash to fund operations into 2028, the listing of the combined company’s shares on Nasdaq, the expectations surrounding the potential, safety, efficacy, and regulatory and clinical progress of Remix’s product candidates, including REM-422, and anticipated milestones and timing, among others.

Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely,” “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Passage Bio and Remix to consummate the proposed transaction; (iii) the ability of Passage Bio and Remix to integrate their businesses successfully and to achieve anticipated synergies; (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the combined company’s operations, and the anticipated tax treatment of the combination; (v) the risk that the Mergers do not qualify for the intended tax treatment; (vi) potential litigation relating to the proposed transaction that could be instituted against Passage Bio, Remix or their respective directors; (vii) possible disruptions from the proposed transaction that could harm Passage Bio’s and/or Remix’s respective businesses; (viii) the ability of Remix to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Passage Bio’s or Remix’s financial performance; (xi) certain restrictions during the pendency of the proposed transaction that may impact Passage Bio’s or Remix’s ability to pursue certain business opportunities or strategic transactions; (xii) the combined company’s need for additional funding, which may not be available; (xiii) failure to identify additional product candidates and develop or commercialize marketable products; (xiv) the early stage of the combined company’s development efforts; (xv) potential unforeseen events during clinical trials could cause delays or other adverse consequences; (xvi) risks relating to the regulatory approval process; (xvii) interim, topline and preliminary data may change as more patient data become available, and are subject to audit and verification procedures that could result in material changes in the final data; (xviii) Passage Bio’s and Remix’s product candidates may cause serious adverse side effects; (xix) inability to maintain collaborations, or the failure of these collaborations; (xx) the combined company’s reliance on third parties, including for the manufacture of materials for our research programs, preclinical and clinical studies; (xxi) failure to obtain U.S. or international marketing approval; (xxii) ongoing regulatory obligations; effects of significant competition; (xxiii) unfavorable pricing regulations, third-party reimbursement practices or healthcare reform initiatives; (xxiv) product liability lawsuits; (xxv) securities class action litigation; (xxvi) the impact of general economic conditions on our business and operations, including the combined company’s preclinical studies and clinical trials; (xxvii) the possibility of system failures or security breaches; risks relating to intellectual property; (xxviii) significant costs incurred as a result of operating as a public company; (xxix) the risk that, as a result of adjustments to the exchange ratio, Passage Bio stockholders and Remix stockholders could own more or less of the combined company than is currently anticipated, including as a result of the determination of Passage Bio’s net cash; (xxx) risks related to the market price of Passage Bio’s common stock relative to the value implied by the exchange ratio; (xxxi) the risk that holders of the CVR may never receive any payments thereunder; (xxxii) the risk that the concurrent private placement financing is not consummated; and (xxxiii) such other factors as are set forth in Passage Bio’s periodic public filings with the SEC, including but not limited to those described under the heading “Risk Factors” in Passage Bio’s Annual Report on Form 10-K for the year ended December 31, 2025 and Quarterly Reports on Form 10-Q for the periods ended March 31, 2026 and June 30, 2026. Passage Bio and Remix can give no assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, Passage Bio and Remix undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Important Information about the Merger and Where to Find It

This communication relates to a proposed transaction involving Passage Bio and Remix and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, Passage Bio has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-297601) that contains a proxy statement of Passage Bio that constitutes a prospectus with respect to shares of Passage Bio stock to be issued in the proposed transaction (the “Proxy Statement/Prospectus”). Passage Bio may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Proxy Statement/Prospectus or any other document which Passage Bio may file with the SEC. INVESTORS AND SECURITYHOLDERS OF PASSAGE BIO AND REMIX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED BY PASSAGE BIO WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Passage Bio and Remix stockholders will also be able to obtain free copies of the Proxy Statement/Prospectus and other documents containing important information about Passage Bio, Remix and the proposed transaction that have been or will be filed with the SEC by Passage Bio through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Passage Bio will also be available free of charge on Passage Bio’s website at www.passagebio.com or by contacting Passage Bio’s investor relations department by email at investors@passagebio.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

Passage Bio, Remix and their respective directors and executive officers may be deemed to be “participants” (as defined in Section 14(a) of the Securities Exchange Act of 1934) in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Passage Bio’s stockholders in connection with the proposed transaction is set forth in the Proxy Statement/Prospectus on Form S-4 for the proposed transaction filed with the SEC by Passage Bio. Information regarding Passage Bio’s directors and executive officers is also available in Passage Bio’s most recent Annual Report on Form 10-K and in its definitive proxy statement for its 2026 annual meeting of stockholders filed with the SEC on April 7, 2026. Investors and securityholders of Passage Bio and Remix are urged to read the Proxy Statement/Prospectus and other relevant documents that have been or will be filed with the SEC by Passage Bio carefully and in their entirety because they contain or will contain important information about the proposed transaction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PASSAGE BIO, INC.

Date: September 2, 2026	By:	/s/ Kathleen Borthwick
	Name:	Kathleen Borthwick
	Title:	Chief Financial Officer